                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ----------------

                                   SCHEDULE TO
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 3)

                                 ----------------

                              SONUS NETWORKS, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

          OPTIONS TO PURCHASE COMMON STOCK, $0.001 PAR VALUE PER SHARE,
               HAVING AN EXERCISE PRICE OF $0.67 OR MORE PER SHARE
                         (Title of Class of Securities)

                                 ----------------

                                    835916107
                      (CUSIP Number of Class of Securities)

                                 HASSAN M. AHMED
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              SONUS NETWORKS, INC.
                                 5 CARLISLE ROAD
                          WESTFORD, MASSACHUSETTS 01886
                             TELEPHONE: 978-392-8100
           (Name, Address and Telephone Number of Person Authorized to
         Receive Notices and Communications on Behalf of Filing Person)

                                   COPIES TO:

          CHARLES J. GRAY, ESQ.                   JOHAN V. BRIGHAM, ESQ.
             GENERAL COUNSEL                     MATTHEW J. CUSHING, ESQ.
           SONUS NETWORKS, INC.                   BINGHAM MCCUTCHEN LLP
             5 CARLISLE ROAD                        150 FEDERAL STREET
      WESTFORD, MASSACHUSETTS 01886            BOSTON, MASSACHUSETTS 02110
         TELEPHONE: 978-392-8100                 TELEPHONE: 617-951-8000
          TELECOPY: 978-392-8182                  TELECOPY: 617-951-8736

                            CALCULATION OF FILING FEE


       ================================ =================================
             TRANSACTION VALUATION*            AMOUNT OF FILING FEE
       -------------------------------- ---------------------------------
                    741,188                           $66.60
       ================================ =================================


* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 14,477,487 shares of common stock of Sonus Networks, Inc. having a weighted average exercise price of $10.21 per share will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee is calculated at $92 per $1,000,000 of the transaction value.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:   $68.19        Filing Party: Sonus Networks, Inc.
     Form or Registration No.: Schedule TO   Date Filed:   October 16, 2002

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

         |_| third party tender offer subject to Rule 14d-1.

         |X| issuer tender offer subject to Rule 13e-4.

         |_| going-private transaction subject to Rule 13e-3.

         |_| amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

                                 ----------------

                             INTRODUCTORY STATEMENT

         This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 16, 2002, and subsequently amended by Amendment No. 1, filed on October 17, 2002, and Amendment No. 2, filed on November 12, 2002 (as so amended, the "Schedule TO"), relating to our offer to exchange certain options to purchase shares of our common stock, par value $0.001 per share, having an exercise price of $0.67 or more per share, for new options to purchase shares of our common stock, upon the terms and subject to the conditions described in the Offer to Exchange Outstanding Stock Options, dated October 16, 2002, as amended.


ITEM 4.  TERMS OF THE TRANSACTION.

         Item 4 of the Schedule TO is hereby amended and supplemented to add the following:

         The Offer to Exchange expired at 5 p.m., Eastern Time, on November 22, 2002. Pursuant to the Offer to Exchange, Sonus Networks, Inc. (the "Company") accepted for exchange options to purchase 8,802,245 shares of common stock, representing approximately 70% of the options that were eligible to be tendered in the offer. Upon the terms and subject to the conditions of the Offer to Exchange, the Company expects that it will issue, on or about May 27, 2003, new options to purchase an aggregate of approximately 8,802,245 shares of common stock in exchange for such tendered options.


ITEM 12.           EXHIBITS.

         Item 12 of the Schedule TO is hereby amended and supplemented so as to add the following new exhibit:

EXHIBIT NO.
-----------

(a)(9) Form of Email Notice to Option Holders who Surrendered Eligible Options for Exchange.

         The new exhibit is attached hereto.


                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to the Schedule TO is true, complete and correct.

Date: November 26, 2002             SONUS NETWORKS, INC.


                                    By: /s/ Hassan M. Ahmed
                                        -------------------------------------
                                        Hassan M. Ahmed
                                        PRESIDENT AND CHIEF EXECUTIVE OFFICER